Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

Amendment No. 1 to Rights Agreement, dated as of December 14, 2009 (this “Amendment”), to Rights Agreement, dated as of December 7, 2007 (the “Rights Agreement”), between Midas, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., successor rights agent to National City Bank (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Rights Agreement.

WITNESSETH

WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interest of the Company to amend the Rights Agreement to exempt from the definition of Acquiring Person certain institutional investors who have held Common Stock of the Company constituting 5% or more of the shares of Common Stock then outstanding at all times during the preceding three (3) year period, but only to the extent that such persons do not Beneficially Own 24.5% or more of the shares of Common Stock of the Company;

WHEREAS, the Company desires to appoint Computershare Trust Company, N.A. as successor rights agent to National City Bank pursuant to the Rights Agreement and Computershare Trust Company, N.A. accepts such appointment;

WHEREAS, at the date of this Amendment, the Distribution Date has not occurred and there is no Acquiring Person; and

WHEREAS, in compliance with Section 27 of the Rights Agreement, the Company and the Rights Agent are willing to amend the Rights Agreement as hereinafter set forth, and the Company and the Rights Agent have each executed and delivered this Amendment.

NOW, THEREFORE, in consideration of the Rights Agreement and the mutual agreements herein set forth, the parties hereby agree as follows:

1.	Computershare Trust Company, N.A. is hereby appointed as the successor rights agent to National City Bank pursuant to the Rights Agreement, effective as of the date of this Amendment.

2.	Section 1(a) of the Rights Agreement is hereby amended and restated to read as follows:

“(a) ‘Acquiring Person’ shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20.0% or more of the shares of Common Stock then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan and shall not include any Exempt Person. Notwithstanding the foregoing, no Person shall become an ‘Acquiring Person’ as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20.0% or more of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20.0% or more of the shares of Common Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock

(other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock in which all holders of shares of Common Stock are treated equally), then such Person shall be deemed to be an ‘Acquiring Person.’ Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an ‘Acquiring Person’ (as defined pursuant to the foregoing provisions of this paragraph (a)) has become such inadvertently, and such Person divests as promptly as practicable (as determined in good faith by the Board of Directors of the Company) a sufficient number of shares of Common Stock so that such Person would no longer be an ‘Acquiring Person’ (as defined pursuant to the foregoing provisions of this paragraph (a)), then such Person shall not be deemed to be an ‘Acquiring Person’ for any purposes of this Agreement.”

3.	The following definition shall be added to Section 1 of the Rights Agreement in the appropriate location and the remaining sections shall be reordered accordingly:

“‘Exempt Person’ shall mean a Person specified in Rule 13d-1(b)(ii) of the General Rules and Regulations under the Exchange Act who has Beneficially Owned shares of Common Stock of the Company constituting 5% or more of the shares of Common Stock then outstanding at all times during the preceding three (3) year period (in each case, ending as of the applicable date of measurement); provided, however, that any Person shall cease to be an Exempt Person if such Person shall be the Beneficial Owner of 24.5% or more of the shares of Common Stock then outstanding.”

4.	Section 2 of the Rights Agreement is amended and restated as follows:

“Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and in no event be liable for, the acts or omissions of any such co-Rights Agent.”

5.	The sixth sentence of Section 21 of the Rights Agreement is amended and restated as follows:

“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation or other legal entity organized and doing business under the laws of the United States or of the State of Illinois (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of Illinois), in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent, along with its Affiliates, a combined capital and surplus of at least $50,000,000.”

6.	The Rights Agent contact information in Section 26 is amended and restated as follows:

Computershare Trust Company, N.A.

7530 Lucerne Drive, Suite 305

Cleveland, Ohio 44130

Attention: Client Services

7.	Section 27 of the Rights Agreement is amended and restated as follows:

“Section 27. Supplements and Amendments. Prior to the time any Person becomes an Acquiring Person, the Company may in its sole and absolute discretion, and the Rights Agent will if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of Rights or Common Stock. From and after the time any Person becomes an Acquiring Person, the Company may from time to time supplement or amend this Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to the Rights which the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights. Prior to the Distribution Date, the interest of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock. Notwithstanding anything contained herein to the contrary, the Rights Agent shall not be obligated to enter into any supplement or amendment that affects the Rights Agent’s own rights, duties, liabilities, obligations or immunities under this Agreement.”

8.	The first sentence of the first paragraph appearing on page B-2 of the form of Rights Certificates attached as Exhibit B to the Rights Agreement is hereby amended by replacing the phrase “Rights Agreement, dated as of December 7, 2007, (the ‘Rights Agreement’)” with the phrase “Rights Agreement, dated as of December 7, 2007, as amended by Amendment No. 1 to Rights Agreement, dated as of December 14, 2009 (collectively, the ‘Rights Agreement’).”

9.	The last sentence of the first paragraph of the Summary of Rights to Purchase Preferred Stock attached as Exhibit C to the Rights Agreement is hereby amended by replacing the phrase “Rights Agreement, dated as of December 7, 2007, (the ‘Rights Agreement’)” with the phrase “Rights Agreement, dated as of December 7, 2007, as amended by Amendment No. 1 to Rights Agreement, dated as of December 14, 2009 (collectively, the ‘Rights Agreement’).”

10.	This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

11.	This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall together constitute one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

12.	Except as otherwise expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any other manner affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are hereby ratified and confirmed in all respects and shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

Attest:		MIDAS, INC.

By:	/s/ Alvin K. Marr	By:	/s/ William M. Guzik
Name:	Alvin K. Marr	Name:	William M. Guzik
Title:	Senior Vice President, General Counsel and Secretary	Title:	Executive Vice President and Chief Financial Officer

Attest:		COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Sharon R. Boughter	By:	/s/ Michael J. Long
Name:	Sharon R. Boughter	Name:	Michael J. Long
Title:	Relationship Manager	Title:	S.V.P.